FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 26, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES SUBMISSION OF MANDATORY OFFER TO ACQUIRE ELGAUGOL OAO SHARES FROM MINORITY SHAREHOLDERS

Moscow, Russia – November 26, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has directed its mandatory offer (public offer) to Elgaugol OAO to acquire the remaining shares in the company from its minority shareholders.

As previously announced, Mechel’s subsidiary, Mechel Invest OOO, became the winner in the auction, which was held on October 5, 2007, to acquire 75% less one share of Yakutugol OJSHC and 71.21% of the shares of Elgaugol OAO (68.86% of the shares was acquired in the auction and 2.35% are owned by Mechel OAO affiliate, Yakutugol OJSHC). The acquisition of the controlling stakes in the companies is in line with Mechel’s strategy to further develop its mining segment, intensify synergies between the group’s subsidiaries, and increase its coking coal output.

In compliance with Article 84.2. of the Federal Law On Joints Stock Companies, within a 35-day term following the date of transfer of the ownership of Elgaugol OAO shares, Mechel Invest OOO directed its mandatory offer to Elgaugol OAO regarding purchasing the remaining 28.79% of shares from the coal company’s minority shareholders.  Elgaugol OAO received the offer on November 22, 2007.  The mandatory offer of Mechel Invest OOO provides for the acquisition of 245,000 shares of Elgaugol OAO for RUR14,760.44 (about US$600) per share, which corresponds to the highest price of the shares over the last six month formed as the results of the auction held on October 5, 2007.  The minority shareholders are entitled to accept the offer within 70 days following the date of Elgaugol OAO’s receipt of the mandatory proposal.

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Mechel OAO

Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: November 26, 2007